FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  May 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)








COLT appoints Detlef Spang as Managing Director for Germany

COLT today (23 May 2006) announced that Detlef Spang has been appointed managing director for Germany. Detlef had been covering the role on an interim basis following the departure of Wolfgang Essig earlier this year. He joined COLT in September 2004 as managing director, sales & marketing.

Commenting on the appointment, Jean-Yves Charlier, COLT chief executive officer, said: "Germany is our largest market and our German business accounts for almost 40 per cent of the group's revenues. Detlef is an industry specialist who has great depth and breadth of experience in telecoms as well as the German market and I am delighted he will take up this key role."

Before joining COLT, Detlef Spang was Senior Vice President EMEA at Equant, heading up the Sales and Marketing organisation across the region. In this role he was responsible for positioning Equant as the leading data and IP services provider overseeing the delivery of the full Equant portfolio of value-added service offerings to customers throughout EMEA. Prior to this he was responsible for Marketing and Sales within Western Europe after the merger of Equant and Global One. He has broad telecoms experience having worked for Global One in the US and Deutsche Telekom, Sprint and Cable & Wireless in Germany. Aged 50, he is German.

Ends

Note to editors:

About COLT:
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres. COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L). Information about COLT and its services can be found at www.colt.net

For further information:

Luke Glass
COLT
luke.glass@colt.net
+44 (0)20 7390 3681



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 23 May 2006                              COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary